Schedule 13D CUSIP No. 82836G 102	Page 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Silverbow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G 102

(CUSIP Number)

David B. Charnin, Esq.
Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. 82836G 102	Page 2 of 7

1	NAMES OF REPORTING PERSONS Strategic Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,215,003 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,215,003 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,215,003 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 4,215,003 shares beneficially owned by Strategic Value Partners, LLC (i) as the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, (ii) as the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, and (iii) as the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC. SVMF 71 LLC directly holds 4,215,003 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage is based on 22,306,506 outstanding shares of Common Stock of the Issuer as of June 30, 2022 as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2022.

Schedule 13D CUSIP No. 82836G 102	Page 3 of 7

1	NAMES OF REPORTING PERSONS SVP Special Situations III LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,215,003 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,215,003 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,215,003 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9% (2)
14	TYPE OF REPORTING PERSON OO

(1) SVP Special Situations III LLC is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, which directly holds 4,215,003 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage is based on 22,306,506 outstanding shares of Common Stock of the Issuer as of June 30, 2022 as reported by the Issuer in its Prospectus filed with the SEC on August 9, 2022.

Schedule 13D CUSIP No. 82836G 102	Page 4 of 7

1	NAMES OF REPORTING PERSONS SVP Special Situations III-A LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,215,003 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,215,003 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,215,003 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9% (2)
14	TYPE OF REPORTING PERSON OO

(1) SVP Special Situations III-A LLC is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC, which directly holds 4,215,003 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage is based on 22,306,506 outstanding shares of Common Stock of the Issuer as of June 30, 2022 as reported by the Issuer in its Prospectus filed with the SEC on August 9, 2022.

Schedule 13D CUSIP No. 82836G 102	Page 5 of 7

1	NAMES OF REPORTING PERSONS Victor Khosla I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,215,003 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,215,003 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,215,003 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9% (2)
14	TYPE OF REPORTING PERSON OO

(1) Strategic Value Partners, LLC (i) is the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, (ii) is the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, and (iii) is the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC. SVMF 71 LLC directly owns 4,215,003 shares of the Issuer. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage is based on 22,306,506 outstanding shares of Common Stock of the Issuer as of June 30, 2022 as reported by the Issuer in its Prospectus filed with the SEC on August 9, 2022.

Schedule 13D CUSIP No. 82836G 102	Page 6 of 7

AMENDMENT NO. 9 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of Silverbow Resources, Inc. (the “Issuer”) on May 2, 2016, as amended by Amendment No. 1 thereto filed on January 24, 2021, Amendment No. 2 thereto filed on February 16, 2021, Amendment No. 3 thereto filed on September 8, 2021, Amendment No. 4 thereto filed on October 12, 2021, Amendment No. 5 thereto filed on December 8, 2021, Amendment No. 6 thereto filed on April 14, 2022, Amendment No. 7 thereto filed on May 16, 2022, and Amendment No. 8 thereto filed on July 8, 2022 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Because SVP has designated two directors to the Issuer’s Board, the Reporting Persons may have influence over the Issuer’s corporate activities, which may relate, without limitation, to the Issuer’s capitalization and the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Additionally, the Reporting Persons review their investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer.  These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional securities of the Issuer in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Issuer’s securities in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the Issuer’s securities (or any combination or derivative thereof). As disclosed in Item 5(c) of this Schedule 13D below, the Reporting Persons have sold shares of Common Stock in open market transactions in recent days, and, depending on market conditions and the available price of the Issuer’s shares of Common Stock in the near term, the Reporting Persons intend to sell additional shares of Common Stock. In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders or other relevant parties, and may take other actions concerning investments in the Issuer’s securities or with respect to the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) On August 23, 2022, SVMF 71 LLC sold 110,932 shares of Common Stock at a price of $48.52 per share. On August 24, 2022, SVMF 71 LLC sold 141,623 shares of Common Stock at a price of $46.32 per share. On August 25, 2022, SVMF 71 LLC sold 8,904 shares of Common Stock at a price of $46.10 per share.

Schedule 13D CUSIP No. 82836G 102	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla